                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 2001

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands


                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20 F X FORM 40 F ______

(Indicate  by  check  mark  whether  the   registrant  by  furnishing   the
information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  YES ___ NO X

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 2001

                                      INDEX


PART I   FINANCIAL INFORMATION


         Item 1.  Financial Statements

                  Unaudited Consolidated Financial Statements

                     Consolidated Balance Sheets

                     Consolidated Statements of Income

                     Consolidated Statement of Changes in Shareholders'
                     Equity

                     Consolidated Statements of Cash Flows

                     Notes to Unaudited Consolidated Financial Statements

          Item 2.  Operating and Financial Review and Prospects


PART II   OTHER INFORMATION

          Item 6.  Exhibits and Reports on Form 6-K

          SIGNATURES

          EXHIBIT INDEX

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                As of
                                                                                  ---------------------------------
                                                                                  March 31, 2001     September 30,
                                                                                   (Unaudited)            2000
                                                                                  --------------     ---------------
                                     ASSETS
Current assets:
   Cash and cash equivalents                                                          $347,835         $402,300
   Short-term interest-bearing investments                                             120,220               --
   Accounts receivable, including unbilled of $6,525 and $4,203, less
     allowances of $6,402 and $6,868, respectively (*)                                 312,899          263,100
   Deferred income taxes and taxes receivable                                           37,012           35,179
   Prepaid expenses and other current assets                                            44,493           34,327
                                                                                   -----------      -----------

         Total current assets                                                          862,459          734,906

Equipment, vehicles and leasehold improvements, net                                    152,760          128,081
Deferred income taxes                                                                   19,418           13,900
Goodwill and other intangible assets, net                                              900,109        1,011,053
Other noncurrent assets                                                                 52,574           47,145
                                                                                   -----------      -----------
         Total assets                                                               $1,987,320       $1,935,085
                                                                                   ===========      ===========




                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued expenses                                              $140,602         $128,249
   Accrued personnel costs                                                              62,846           70,196
   Short-term financing arrangements                                                        --           20,000
   Deferred revenue                                                                    146,813          133,546
   Short-term portion of capital lease obligations                                       9,263            8,713
   Deferred income taxes and taxes payable                                              66,861           55,197
                                                                                   -----------      -----------
         Total current liabilities                                                     426,385          415,901

Long-term portion of capital lease obligations                                          24,327           23,417
Deferred income taxes                                                                    9,406           11,191
Other noncurrent liabilities                                                            58,230           53,804
                                                                                   -----------      -----------
         Total liabilities                                                             518,348          504,313
                                                                                   -----------      -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; Pound 0.01 par value; 0 shares
     issued and outstanding                                                                 --               --
   Ordinary Shares - Authorized 550,000 shares; Pound 0.01 par value; 222,196
     and 221,165 outstanding, respectively                                               3,554            3,539
   Additional paid-in capital                                                        1,800,577        1,784,816
   Accumulated other comprehensive income (loss)                                        (5,012)           1,159
   Unearned compensation                                                                  (558)          (1,164)
   Accumulated deficit                                                                (329,589)        (357,578)
                                                                                   -----------      -----------
         Total shareholders' equity                                                  1,468,972        1,430,772
                                                                                   -----------      -----------
         Total liabilities and shareholders' equity                                 $1,987,320       $1,935,085
                                                                                   ===========      ===========

(*) See Note 2.
                             See accompanying notes

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                      (in thousands, except per share data)


                                                Three months ended        Six months ended
                                                     March 31,               March 31,
                                                ------------------        ----------------
                                                2001         2000        2001         2000
                                              --------     --------     --------     --------
Revenue:
  License (*)                                  $43,290      $30,441      $81,366      $56,943
  Service (*)                                  328,999      240,304      633,090      449,308
                                              --------     --------     --------     --------
                                               372,289      270,745      714,456      506,251
                                              --------     --------     --------     --------
Operating expenses:
  Cost of license                                1,295        1,458        2,953        2,631
  Cost of service (*)                          206,154      156,272      397,942      295,100
  Research and development                      25,152       17,713       48,731       32,683
  Selling, general and administrative (*)       48,168       33,087       91,618       60,186
  Amortization of goodwill and purchased
     intangible assets                          54,164        2,100      108,324        2,800
  In-process research and development
     expenses and other indirect
     acquisition related costs                      --           --           --       19,876
                                              --------     --------     --------     --------
                                               334,933      210,630      649,568      413,276
                                              --------     --------     --------     --------

Operating income                                37,356       60,115       64,888       92,975

Other income, net                                5,096        2,318       10,658        2,663
                                              --------     --------     --------     --------
Income before income taxes                      42,452       62,433       75,546       95,638

Income taxes                                    27,039       19,570       47,557       35,494
                                              --------     --------     --------     --------
Net income                                     $15,413      $42,863      $27,989      $60,144
                                              ========     ========     ========     ========

Basic earnings per share                         $0.07        $0.21        $0.13        $0.30
                                              ========     ========     ========     ========

Diluted earnings per share                       $0.07        $0.20        $0.12        $0.29
                                              ========     ========     ========     ========
Basic weighted average number of shares
     outstanding                               221,884      205,985      221,546      203,465
                                              ========     ========     ========     ========
Diluted weighted average number of
     shares outstanding                        227,213      211,416      226,994      207,904
                                              ========     ========     ========     ========

(*)  See Note 2.

                             See accompanying notes

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                                 (in thousands)

                                                                           Accumulated
                                 Ordinary Shares         Additional        Other                                          Total
                                ----------------          Paid-in       Comprehensive   Unearned       Accumulated     Shareholders'
                             Shares         Amount        Capital       Income (Loss)  Compensation      Deficit         Equity
                           -----------    -----------    ------------- -------------   -----------  -------------    -------------
Balance as of
  September 30, 2000         221,165       $3,539       $1,784,816         $1,159         $(1,164)      $(357,578)     $1,430,772
Net income                        --           --               --             --              --          27,989          27,989
Employee stock options
  exercised                    1,031           15           10,365             --              --              --          10,380
Tax benefit of stock
  options exercised               --           --            5,297             --              --              --           5,297
Unrealized other
  comprehensive loss,
  net of $2,649 tax               --           --               --         (6,171)             --              --          (6,171)
Stock options granted             --           --               99             --              --              --              99
Amortization of
  unearned
  compensation                    --           --               --             --            606              --              606
                         -----------  -----------      -----------    -----------     -----------     -----------     -----------
Balance as of
  March 31, 2001             222,196       $3,554       $1,800,577        $(5,012)         $(558)      $(329,589)      $1,468,972
                         ===========  ===========      ===========    ===========     ===========     ===========     ===========

                             See accompanying notes

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (in thousands)

                                                                Six months ended March 31,
                                                                  2001           2000
                                                                  ====           ====
Cash Flow from Operating Activities
Net income                                                      $27,989        $60,144

Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                                137,844         22,569
   In-process research and development expenses                      --         19,876
   Loss on sale of equipment                                        112             74
   Deferred income taxes                                         (2,577)         5,025
   Tax benefit of stock options exercised                         5,297             --
   Unrealized income on other comprehensive income (loss)        (8,820)         9,100
Net changes in operating assets and liabilities:
   Accounts receivable                                          (49,799)       (14,509)
   Prepaid expenses and other current assets                    (10,166)        (8,830)
   Other noncurrent assets                                       (1,832)        (5,111)
   Accounts payable and accrued expenses                          1,418          4,803
   Deferred revenue                                              13,267          9,567
   Income taxes payable                                           7,753         11,453
   Other noncurrent liabilities                                   4,426         13,799
                                                              ---------      ---------
Net cash provided by operating activities                       124,912        127,960
                                                              ---------      ---------
Cash Flow from Investing Activities
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                 1,674            760
Payments for purchase of equipment, vehicles, leasehold
     improvements                                               (42,216)       (28,542)
Purchase of short-term interest-bearing investments, net       (120,220)       (20,612)
Investment in noncurrent assets                                  (3,725)            --
Net cash acquired in acquisition                                     --         31,900
                                                              ---------      ---------
Net cash used in investing activities                          (164,487)       (16,494)
                                                              ---------      ---------
Cash Flow from Financing Activities
Proceeds from employee stock options exercised                   10,380         13,863
Payments under short-term finance arrangements                  (20,000)      (172,455)
Borrowings under short-term finance arrangements                     --        187,097
Principal payments on capital lease obligations                  (5,270)        (3,206)
                                                              ---------      ---------
Net cash provided by (used in) financing activities             (14,890)        25,299
                                                              ---------      ---------

Net increase (decrease) in cash and cash equivalents            (54,465)       136,765
Cash and cash equivalents at beginning of period                402,300         85,174
                                                              ---------      ---------
Cash and cash equivalents at end of period                     $347,835       $221,939
                                                              =========      =========
Supplementary Cash Flow Information
Cash paid for:
   Income taxes, net of refunds                                 $35,209        $17,308
   Interest                                                       1,458            760

Non  Cash Investing and Financing Activities

Capital lease obligations of $6,730 and $1,733 were incurred during the six months ended March 31, 2001 and 2000, respectively, when the Company (as hereinafter defined) entered into lease agreements for the purchase of fixed assets.

                             See accompanying notes

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Presentation

     Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, providing business support systems and related services for the communications industry. The Company designs, develops, markets, supports and operates information system solutions to major wireless, wireline and Internet Protocol ("IP") companies throughout the world.

     The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

     The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

     The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 2000 set forth in the Company's Annual Report on Form 20-F/A filed with the Securities and Exchange Commission.

     Certain   amounts  in  prior  periods'   financial   statements  have  been
     reclassified to conform to the current period's presentation.

2.   Related Party Transactions

     The following related party balances are included in the balance sheet:

                                                                                As of
                                                             -------------------------------------------
                                                               March 31, 2001         September 30, 2000
                                                             --------------------    -------------------
     Accounts receivable                                     $         64,178        $         27,116

     The following related party transactions are included in the statement of operations for the following periods:

                                                        Three months ended                 Six months ended
                                                            March 31,                          March 31,
                                                  -------------------------------    ------------------------------
                                                      2001               2000              2001             2000
                                                   -------             ---------          --------         --------
   Revenue:
        License                                    $ 9,728             $   2,938          $ 13,311         $  7,030
        Service                                     67,111                32,137           109,778           65,461

   Operating expenses:
        Cost of service                                695                   500             1,289            1,419
        Selling, general and administrative            260                   110               431              332

                                 AMDOCS LIMITED

3.   Comprehensive Income

     Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

     The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                       Three months ended                  Six months ended
                                                            March 31,                          March 31,
                                                  ------------------------------     ------------------------------
                                                      2001             2000              2001             2000
                                                  -------------    -------------     -------------    -------------
   Net income                                          $ 15,413        $  42,863         $  27,989        $  60,144
   Other comprehensive income:
      Unrealized income (loss) on derivative
      instruments, net of tax                            (6,727)             597            (6,686)           6,370
     Unrealized income on short-term
     interest-bearing investments, net of                   355               17               515               --
     tax
                                                  -------------    ------------------------------------------------
   Comprehensive income                                $  9,041        $  43,477         $  21,818        $  66,514
                                                  =============    =============     =============    =============

4.   Income Taxes

     The provision for income taxes for the following periods consists of the following:

                                                        Three months ended                  Six months ended
                                                             March 31,                           March 31,
                                                  ---------------------------------    ------------------------------
                                                       2001              2000              2001             2000
                                                  ---------------    --------------    -------------     ------------
   Current                                             $  22,604         $  11,831        $  50,134        $  30,469
   Deferred                                                4,435             7,739           (2,577)           5,025
                                                  ---------------    --------------    -------------     ------------
                                                       $  27,039         $  19,570        $  47,557        $  35,494
                                                  ===============    ==============    =============     ============

     The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                                         Three months ended                   Six months ended
                                                             March 31,                           March 31,
                                                  ---------------------------------    -------------------------------
                                                       2001              2000              2001              2000
                                                  ---------------    --------------    --------------    -------------
   Statutory Guernsey tax rate                          20%                20%               20%               20%
   Guernsey tax-exempt status                          (20)               (20)              (20)              (20)
   Foreign taxes                                        30                 30                30                30
   Effect of acquisitions-related costs                 34                  1                33                 7
                                                  ---------------    --------------    --------------    -------------
   Effective income tax rate                            64%                31%               63%               37%
                                                  ===============    ==============    ==============    =============

     The Company incurred non-deductible goodwill amortization related to acquisitions. As a result, the Company's effective income tax rate (calculated based on the income taxes out of the income before income taxes, excluding non-recurring charges for write-offs of purchased in-process research and development and other indirect acquisition related costs) in the three and six months ended March 31, 2001 is significantly higher than the effective income tax rate in the three and six months ended March 31, 2000.

                                 AMDOCS LIMITED

5.   Earnings per Share

     The following table sets forth the computation of basic and diluted earnings per share:

                                                     Three months ended        Six months ended
                                                         March 31,                 March 31,
                                                     ------------------        ----------------
                                                     2001        2000         2001          2000
                                                     ----        ----         ----          ----
   Numerator:
      Net income                                    $15,413      $42,863      $27,989      $60,144
                                                   ========     ========     ========     ========
   Denominator:
     Denominator for basic earnings per share-
     weighted average number of shares
          outstanding                               221,884      205,985      221,546      203,465
     Effect of dilutive stock options granted         5,329        5,431        5,448        4,439
                                                   --------     --------     --------     --------
     Denominator for dilutive earnings per
     share -
          adjusted weighted average shares and
          assumed conversions                       227,213      211,416      226,994      207,904
                                                   ========     ========     ========     ========

     Basic earnings per share                         $0.07        $0.21        $0.13        $0.30
                                                   ========     ========     ========     ========

     Diluted earnings per share                       $0.07        $0.20        $0.12        $0.29
                                                   ========     ========     ========     ========

6.   Investment

     In January 2001 the Company and Bell Canada formed a joint venture company to provide customer care and billing solutions to Bell Canada and some of its affiliated companies.

     The joint venture company is owned 90% by Bell Canada and 10% by the Company. Commencing on the 30-month anniversary of the joint venture transaction, a convertible note issued by the joint venture to the Company is convertible into an additional 35% ownership interest in the joint venture. The relative ownership interests of the joint venture parties might be changed through a series of contractual conditions, commencing on the 30-month anniversary of the joint venture transaction.

     The Company will provide the customer care and billing software required by the joint venture, including customization, installation, maintenance and other services.
                                     - 8 -

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Forward Looking Statements

     Some of the information in this section contains forward looking statements that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward looking statements.


Introduction

     In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

     -    what factors affect our business,

     - what our revenue and costs were in the six months and three months ended March 31, 2001 and 2000,

     -    why those revenue and costs were  different  from period to period,

     -    the sources of our revenue,

     -    how all of this affects our overall financial condition,

     - what our expenditures were in the six months and three months ended March 31, 2001 and 2000, and

     -    the sources of our cash to pay for future capital expenditures.


          In this section, we also analyze and explain the six months to six months and three months to three months changes in the specific line items in the consolidated statements of operations. This section should be read in conjunction with our consolidated financial statements.


Overview of Business and Trend Information


     We are a leading provider of software products and services to the communications industry. Our Business Support Systems ("BSS") consist of families of customized software products and services designed to meet the mission-critical needs of specific communications market sectors. We provide primarily Customer Care, Billing and Order Management Systems ("CC&B Systems") for communications and service providers. Our systems support a wide range of communications services, including wireline, wireless, broadband, electronic and mobile commerce and IP services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

     In the future, we may consider, as part of our strategy, acquisitions and other initiatives, in order to offer new products or services or otherwise enhance our market position or strategic strength.

     We derive our revenue principally from:

     -    the  initial  sale of our  products  and related  services,  including
          license  fees  and   customization,   implementation  and  integration
          services, and

     - recurring revenue from ongoing maintenance, support, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

     License revenue is primarily recognized as work is performed, using the percentage of completion method of accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is also recognized as work is performed, under the percentage of completion method of accounting. In outsourcing contracts, revenue from operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced.
Revenue  from  ongoing  support  services is  recognized  as work is  performed.
Revenue from third party hardware and software sales is recognized upon installation and delivery, respectively. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

     License and service fee revenue from the sale of CC&B Systems amounted to $634.5 million and $438.7 million in the six months ended March 31, 2001 and 2000, respectively, representing 88.8% and 86.7%, respectively, of our total revenue for such periods. License and service fee revenue from the sale of CC&B Systems amounted to $327.9 million and $233.9 million in the three months ended March 31, 2001 and 2000, respectively, representing 88.1% and 86.4%, respectively, of our total revenue for such periods.

     We believe that the demand for CC&B Systems will continue to increase due to, among other key factors:

     -  the growth and globalization of the communications market,

     -  intensifying competition among communications carriers,

     - rapid technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

     -  the  proliferation  of  new  communications   products  and  services,
        especially IP and data services, and

     -  a shift from in-house management to vendor solutions and outsourcing.

     We also believe that a key driver of demand is the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services).

     Another significant current market trend impacting our business is the growth of the IP services market. The emergence and expansion of IP services in both wireline and mobile environments creates significant opportunities for companies like us that offer CC&B Systems. Specifically, the development of this market permits us to offer our CC&B Systems to new customers and to enhance our offerings to existing customers to facilitate their entry into the IP services market.

     In addition, we believe that our CC&B solutions can enable communications and IP service providers to improve productivity and reduce costs.

     Although we believe that we are a leading provider of Directory Systems in most of the markets that we serve, revenue from this business is not expected to grow significantly.

     License and service fee revenue from the sale of Directory Systems totaled $79.9 million and $67.6 million in the six months ended March 31, 2001 and 2000, respectively, accounting for 11.2% and 13.3%, respectively, of our total revenue for such periods. License and service fee revenue from the sale of Directory Systems totaled $44.4 million and $36.9 million in the three months ended March 31, 2001 and 2000, respectively, accounting for 11.9% and 13.6%, respectively, of our total revenue for such periods.

     We expect that the demand for our Directory Systems will grow moderately in future periods but that the contribution to total revenue, as a percentage of revenue, of license and service fees from Directory Systems services will continue to decrease over time.

Research and Development, Patents and Licenses

     Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our product development program. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and IP market. Research and development expenditures amounted to $48.7 million and $32.7 million in the six months ended March 31, 2001 and 2000, respectively, representing 6.8% and 6.5% of our revenue in these periods, respectively. Research and development expenditures amounted to $25.2 million and $17.7 million in the three months ended March 31, 2001 and 2000, respectively, representing 6.8% and 6.5% of our revenue in these periods, respectively. In the next several years we intend to continue to make substantial investments in our research and development activities.

     We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our products.

Investment

     In January 2001 we formed a joint venture company with Bell Canada to provide customer care and billing solutions to Bell Canada and some of its affiliated companies. The joint venture company is owned 90% by Bell Canada and 10% by us. Commencing on the 30-month anniversary of the joint venture transaction, a convertible note issued by the joint venture to us is convertible into an additional 35% ownership interest in the joint venture. The relative ownership interests of the joint venture parties might be changed through a series of contractual conditions, commencing on the 30-month anniversary of the joint venture transaction. We will provide the customer care and billing software required by the joint venture, including customization, installation, maintenance and other services.

Results of Operations

     The following table sets forth for the six and three months ended March 31, 2001 and 2000, certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                                                           Six months ended
                                                                              March 31,
                                                                           ----------------
                                                                Pro forma (*)                 As reported
                                                               --------------                 -----------
                                                             2001           2000          2001           2000
                                                             ----           ----          ----           ----
                Revenue:
                     License                               11.4%          11.2%         11.4%          11.2%
                     Service                               88.6           88.8          88.6           88.8
                                                          -----          -----         -----          -----
                                                          100.0          100.0         100.0          100.0
                                                          -----          -----         -----          -----
                Operating expenses:
                     Cost of license                        0.4            0.5           0.4            0.5
                     Cost of service                       55.7           58.3          55.7           58.3
                     Research and development               6.8            6.5           6.8            6.5
                     Selling, general and
                     administrative                        12.8           11.8          12.8           11.8
                     Amortization of goodwill and
                       purchased intangible assets           --             --          15.2            0.6
                      In-process research and
                       development and other
                       indirect acquisition related
                       costs                                 --             --            --            3.9
                                                           ----           ----          ----           ----

                                                           75.7           77.1          90.9           81.6
                                                           ----           ----          ----           ----
                Operating income                           24.3           22.9           9.1           18.4
                Other income, net                           1.5            0.5           1.5            0.5
                                                            ---            ---           ---            ---
                Income before income taxes                 25.8           23.4          10.6           18.9
                Income taxes                                7.8            7.0           6.7            7.0
                                                            ---            ---           ---            ---
                Net income                                 18.0%          16.4%          3.9%          11.9%
                                                           ====           ====           ===           ====


(*) The Company acquired International Telecommunications Data Services, Inc. ("ITDS") and Solect Technology Group Inc. ("Solect") in fiscal year 2000. The pro forma financial information excludes purchased in-process research
     and development   charges  and  other  indirect   acquisition   related
     costs, amortization of goodwill and purchased intangible assets and related tax effects attributable, for 2000, to the acquisition of ITDS (the "ITDS acquisition related charges") and for 2001, to the acquisitions of both ITDS and Solect (the "ITDS and Solect acquisition related charges").

                                                               Three months ended
                                                                    March 31,
                                                        ---------------------------------
                                                        Pro forma (*)         As reported
                                                        -------------         -----------
                                                       2001       2000       2001       2000
                                                       -----      -----      -----      -----
                Revenue:
                     License                            11.6%      11.2%      11.6%      11.2%
                     Service                            88.4       88.8       88.4       88.8
                                                       -----      -----      -----      -----
                                                       100.0      100.0      100.0      100.0
                                                       -----      -----      -----      -----
                Operating expenses:
                     Cost of license                     0.3        0.5        0.3        0.5
                     Cost of service                    55.4       57.7       55.4       57.7
                     Research and development            6.8        6.5        6.8        6.5
                     Selling, general and
                     administrative                     12.9       12.3       12.9       12.3
                     Amortization of goodwill and
                       purchased intangible assets        --         --       14.6        0.8
                                                       -----      -----      -----      -----

                                                        75.4       77.0       90.0       77.8
                                                       -----      -----      -----      -----
                Operating income                        24.6       23.0       10.0       22.2
                Other income, net                        1.4        0.8        1.4        0.8
                                                       -----      -----      -----      -----
                Income before income taxes              26.0       23.8       11.4       23.0
                Income taxes                             7.8        7.1        7.3        7.2
                                                       -----      -----      -----      -----
                Net income                              18.2%      16.7%       4.1%      15.8%
                                                       =====      =====      =====      =====

     (*)  The  pro  forma  financial   information   excludes  ITDS  acquisition
          related charges and ITDS and Solect acquisition related charges.


     Six Months Ended March 31, 2001 and 2000

     Revenue. Revenue for the six months ended March 31, 2001 was $714.5 million, an increase of $208.2 million, or 41.1%, over the six months ended March 31, 2000. The increase in revenue was due to the continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. License revenue increased from $56.9 million in the six months ended March 31, 2000 to $81.4 million during the six months ended March 31, 2001, an increase of 42.9%, and service revenue increased 40.9% from $449.3 million in the six months ended March 31, 2000 to $633.1 million in the six months ended March 31, 2001. Total CC&B Systems revenue for the six months ended March 31, 2001 was $634.5 million, an increase of $195.8 million, or 44.6%, over the six months ended March 31, 2000. In the six months ended March 31, 2001, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care, billing and order management systems in response to growth in their subscriber base, increased competition in the subscriber markets, and the need to offer convergent and IP services. Revenue from Directory Systems was $79.9 million for the six months ended March 31, 2001, an increase of $12.4 million, or 18.3%, over the six months ended March 31, 2000. The increase is primarily attributable to extension of agreements and additional services rendered to existing customers.

     In the six months ended March 31, 2001, revenue from customers in North America, Europe and the rest of the world accounted for 53.4%, 36.1% and 10.5%, respectively, compared to 45.8%, 41.3% and 12.9%, respectively, for the six months ended March 31, 2000. The growth in North America was primarily attributable to revenue we gained from forming or expanding relationships with new or existing customers in North America in the six months ended March 31, 2001.

     Cost of License. Cost of license for the six months ended March 31, 2001 was $3.0 million, an increase of $0.3 million, or 12.2%, over the cost of license for the six months ended March 31, 2000. Cost of license includes amortization of purchased computer software and intellectual property rights. The increase in cost of license was attributable primarily to new purchases of computer software and the related amortization.

     Cost of Service. Cost of service for the six months ended March 31, 2001 was $397.9 million, an increase of $102.8 million, or 34.8%, over the cost of service of $295.1 million for the six months ended March 31, 2000. As a percentage of revenue, cost of service decreased to 55.7% in the six months ended March 31, 2001 from 58.3% in the six months ended March 31, 2000. The decrease in cost of service as a percentage of revenue is primarily due to increase in our operational efficiency in the six months ended March 31, 2001.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development program. In the six months ended March 31, 2001, research and development expense was $48.7 million, or 6.8% of revenue, compared with $32.7 million, or 6.5% of revenue, in the six months ended March 31, 2000. The bulk of the increase represents ongoing expenditures primarily for CC&B Systems, with the balance attributable to Directory Systems.

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 52.2% to $91.6 million, or 12.8% of revenue, in the six months ended March 31, 2001 from $60.2 million, or 11.8% of revenue, in the six months ended March 31, 2000. The increase is primarily attributable to the increase in our selling and marketing efforts in the six months ended March 31, 2001.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for the six months ended March 31, 2001 was $108.3 million, compared to $2.8 million in the six months ended March 31, 2000. Amortization of goodwill and purchased intangible assets in the six months ended March 31, 2001 relates to the acquisitions of ITDS and Solect, compared to amortization in the six months ended March 31, 2000 which relates to the acquisition solely of ITDS.

     In-process Research and Development and Other Indirect Acquisition Related Costs. In-process research and development and other indirect acquisition related costs in the six months ended March 31, 2000 consisted of a one-time charge of $19.9 million for write-off of purchased in-process research and development related to the acquisition of ITDS.

     Operating Income. Operating income in the six months ended March 31, 2001, was $64.9 million, compared to $93.0 million in the six months ended March 31, 2000, a decrease of 30.2%, primarily due to Solect acquisition related charges. Pro forma operating income for the six months ended March 31, 2001, excluding the ITDS and Solect acquisitions related charges, was $173.2 million, or 24.3% of revenue, compared to $115.7 million, or 22.9% of revenue, for the six months ended March 31, 2000, an increase of 49.8%.

     Other Income, Net. In the six months ended March 31, 2001, other income, net, was $10.7 million, an increase of $8.0 million over the six months ended March 31, 2000. The increase in other income, net, is primarily attributed to increases in interest earned on cash equivalents and short-term interest-bearing investments.

     Income Taxes. Income taxes in the six months ended March 31, 2001 were $47.6 million on income before income taxes of $75.5 million. Our effective tax rate (calculated based on the income taxes out of the income before income taxes, excluding non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition related costs) in the six months ended March 31, 2001 was 63%, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. The pro forma effective tax rate for the six months ended March 31, 2001, excluding ITDS and Solect acquisition related charges, was 30%. In the six months ended March 31, 2000, income taxes were $35.5 million on income before taxes of $95.6 million. In the six months ended March 31, 2000, the effective tax rate was 37%. See discussion below - "Effective Tax Rate".

     Net Income. Net income was $28.0 million in the six months ended March 31, 2001, compared to $60.1 million in the six months ended March 31, 2000. Net income was 3.9% of revenue for the six months ended March 31, 2001, compared to 11.9% for the six months ended March 31, 2000. Pro forma net income in the six months ended March 31, 2001, excluding ITDS and Solect acquisition related charges, increased by 55.4% over the six months ended March 31, 2000, reaching $128.7 million, representing 18.0% of revenue.

     Diluted Earnings per Share. Diluted earnings per share were $0.12_for the six months ended March 31, 2001, compared to $0.29 in the six months ended March 31, 2000. Pro forma diluted earnings per share in the six months ended March 31, 2001, excluding ITDS and Solect acquisition related charges, increased by 42.5% from the six months ended March 31, 2000, reaching $0.57 per diluted share.

     Three Months Ended March 31, 2001 and 2000

     Revenue. Revenue for the three months ended March 31, 2001 was $372.3 million, an increase of $101.5 million, or 37.5%, over the three months ended March 31, 2000. The increase in revenue was due to the continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies. License revenue increased from $30.4 million in the three months ended March 31, 2000 to $43.3 million during the three months ended March 31, 2001, an increase of 42.2%, and service revenue increased 36.9% from $240.3 million in the three months ended March 31, 2000 to $329.0 million in the three months ended March 31, 2001. Total CC&B Systems revenue for the three months ended March 31, 2001 was $327.9 million, an increase of $94.0 million, or 40.2%, over the three months ended March 31, 2000. In the three months ended March 31, 2001, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care, billing and order management systems in response to growth in their subscriber base, increased competition in the subscriber markets, and the need to offer convergent and IP services. Revenue from Directory Systems was $44.4 million for the three months ended March 31, 2001, an increase of $7.5 million, or 20.4%, over the three months ended March 31, 2000. The increase is primarily attributable to extension of agreements and additional services rendered to existing customers.

     In the three months ended March 31, 2001, revenue from customers in North America, Europe and the rest of the world accounted for 52.8%, 35.7% and 11.5%, respectively, compared to 51.5%, 38.9% and 9.6%, respectively, for the three months ended March 31, 2000. The growth in North America was primarily attributable to revenue we gained from forming or expanding relationships with new or existing customers in North America in the three months ended March 31, 2001.

     Cost of License. Cost of license for the three months ended March 31, 2001 was $1.3 million, a decrease of $0.2 million, or 11.2%, over the cost of license for the three months ended March 31, 2000. Cost of license includes amortization of purchased computer software and intellectual property rights. The decrease in cost of license was attributable primarily to the reduction in the required amortization of purchased computer software.

     Cost of Service. Cost of service for the three months ended March 31, 2001 was $206.2 million, an increase of $49.9 million, or 31.9%, over the cost of service of $156.3 million for the three months ended March 31, 2000. As a percentage of revenue, cost of service decreased to 55.4% in the three months ended March 31, 2001 from 57.7% in the three months ended March 31, 2000. The decrease in cost of service as a percentage of revenue is primarily due to increase in our operational efficiency in the three months ended March 31, 2001.

     Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development program. In the three months ended March 31, 2001, research and development expense was $25.2 million, or 6.8% of revenue, compared with $17.7 million, or 6.5% of revenue, in the three months ended March 31, 2000. The bulk of the increase represents ongoing expenditures primarily for CC&B Systems, with the balance attributable to Directory Systems.

     Selling, General and Administrative. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 45.6% to $48.2 million, or 12.9% of revenue, in the three months ended March 31, 2001 from $33.1 million, or 12.3% of revenue, in the three months ended March 31, 2000. The increase is primarily attributable to the increase in our selling and marketing efforts in the three months ended March 31, 2001.

     Amortization of Goodwill and Purchased Intangible Assets. Amortization of goodwill and purchased intangible assets for the three months ended March 31, 2001 was $54.2 million, compared to $2.1 million in the three months ended March 31, 2000. Amortization of goodwill and purchased intangible assets in the three months ended March 31, 2001 relates to the acquisition of both ITDS and Solect compared to amortization in the three months ended March 31, 2000 which relates to the acquisition solely of ITDS.

     Operating Income. Operating income in the three months ended March 31, 2001, was $37.4 million, compared to $60.1 million in the three months ended March 31, 2000, a decrease of 37.9%, primarily due to Solect acquisition related charges. Pro forma operating income for the three months ended March 31, 2001, excluding ITDS and Solect acquisition related charges, was $91.5 million, or 24.6% of revenue, compared to $62.2 million, or 23.0% of revenue, for the three months ended March 31, 2000, an increase of 47.1%.

     Other Income, Net. In the three months ended March 31, 2001, other income, net, was $5.1 million, an increase of $2.8 million over the three months ended March 31, 2000. The increase in other income, net, is primarily attributed to increases in interest earned on cash equivalents and short-term interest-bearing investments.

     Income Taxes. Income taxes in the three months ended March 31, 2001 were $27.0 million on income before income taxes of $42.5 million. Our effective tax rate (calculated based on the income taxes out of the income before income taxes, excluding non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition related costs) in the three months ended March 31, 2001 was 64%, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. The pro forma effective tax rate for the three months ended March 31, 2001, excluding ITDS and Solect acquisition related charges, was 30%. In the three months ended March 31, 2000, income taxes were $19.6 million on income before taxes of $62.4 million. In the three months ended March 31, 2000, the effective tax rate was 31%. See discussion below - "Effective Tax Rate".

     Net Income. Net income was $15.4 million in the three months ended March 31, 2001, compared to $42.9 million in the three months ended March 31, 2000. Net income was 4.1% of revenue for the three months ended March 31, 2001, compared to 15.8% for the three months ended March 31, 2000. Pro forma net income in the three months ended March 31, 2001, excluding ITDS and Solect acquisition related charges, increased by 49.7% over the three months ended March 31, 2000, reaching $67.6 million, representing 18.2% of revenue.

     Diluted Earnings per Share. Diluted earnings per share were $0.07 for the three months ended March 31, 2001, compared to $0.20 in the three months ended March 31, 2000. Pro forma diluted earnings per share in the three months ended March 31, 2001, excluding ITDS and Solect acquisition related charges, increased by 42.9% from the three months ended March 31, 2000, reaching $0.30 per diluted share.

Liquidity and Capital Resources

     Cash, cash equivalents and short-term interest-bearing investments totaled $468.1 million as of March 31, 2001, compared to $402.3 million as of September 30, 2000. The increase is primarily attributable to cash flows from operations. Net cash provided by operating activities amounted to $124.9 million and $128.0 million for the six months ended March 31, 2001 and 2000, respectively. The reduction in cash flows from operations was principally due to increases in working capital, principally from accounts receivable offset by increased net income before depreciation and amortization. A significant portion of our cash flow from operations during the six months ended March 31, 2001 was used to invest in cash equivalents and short-term interest-bearing investments. We currently intend to retain our future earnings to support the further expansion of our business.

     As of March 31, 2001, we had positive working capital of $436.1 million, compared to positive working capital of $319.0 million as of September 30, 2000. The increase is primarily attributed to cash generated from operating activities. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

     As of March 31, 2001, we had short-term revolving lines of credit totaling $141.0 million from various banks or bank groups, none of which was outstanding.

     As of March 31, 2001, we also had utilized approximately $22.6 million of revolving credit facilities to support outstanding letters of credit or bank guarantees.

     As of March 31, 2001, we had outstanding long-term obligations of $33.6 million in connection with leasing arrangements. Currently, our capital expenditures consist primarily of computer equipment and vehicles and are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

Net Deferred Tax Assets

     As of March 31, 2001, deferred tax assets of $20.6 million, derived primarily from carry-forward net operating losses relating to Solect pre-acquisition losses, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. Upon the subsequent realization of any such net operating losses, the valuation allowance will be released, resulting primarily in an offsetting reduction of the goodwill recorded in the Solect acquisition.

Effective Tax Rate

Our overall effective tax rate has historically been approximately 30% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate (calculated based on the income taxes out of the income before income taxes, excluding non recurring charges for write-offs of purchased in-process research and development and other indirect acquisition related costs) for the six months ended March 31, 2001 was 63%, compared to 37% in the six months ended March 31, 2000. This higher effective tax rate was attributable to amortization of goodwill related to our acquisitions, much of which is not tax deductible. Excluding the impact of ITDS and Solect acquisition related charges, the effective tax rate for the six months ended March 31, 2001 was 30%.

Currency Fluctuations

     Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses is paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the European Monetary Union currency ("euro") and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. If we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of March 31, 2001, we had hedged most of our significant exposures in currencies other than the dollar.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K.

(a)      Exhibits

EXHIBIT NO.             DESCRIPTION
-----------             -----------

99.1                    Amdocs Limited Press Release dated April 23, 2001.

(b)      Reports on Form 6-K.

         The Company filed the following reports on Form 6-K during the three months ended March 31, 2001:

         (1)    Form 6-K dated February 1, 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Amdocs Limited

                                       /s/  Thomas G. O'Brien
                                       ----------------------
                                       Thomas G. O'Brien
                                       Treasurer and Secretary
                                       Authorized U.S. Representative

Date:    May 10, 2001

                                  EXHIBIT INDEX

EXHIBIT NO.                 DESCRIPTION
-----------                 -----------
99.1                        Amdocs Limited Press Release dated April 23, 2001.